Exhibit 99.1

JinkoSolar Announces First Quarter 2012 Results

SHANGHAI, China, June 20, 2012– JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a leading global solar power product manufacturer, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights

•	Total solar product shipments were 249.0 megawatts (“MW”), representing an increase of 9.7% from 227.0 MW in the fourth quarter of 2011 and an increase of 19.5% from 208.4 MW in the first quarter of 2011.

•	Total revenues were RMB1.1 billion (US$168.3 million), representing a decrease of 11.5% from the fourth quarter of 2011 and a decrease of 50.5% from the first quarter of 2011.

•	Gross margin was 0.7%, compared with negative 4.4% in the fourth quarter of 2011 and positive 26.2% in the first quarter of 2011.

•	In-house gross margin[1] was 10.8%, compared with 5.8% in the fourth quarter of 2011 and 31.0% in the first quarter of 2011.

•	Loss from operations was RMB306.0 million (US$48.6 million), compared with a loss from operations of RMB316.1 million in the fourth quarter of 2011 and an income from operations of RMB419.4 million in the first quarter of 2011.

•	Net loss was RMB356.3 million (US$56.6 million), compared with a net loss of RMB366.6 million in the fourth quarter of 2011 and net income of RMB336.6 million in the first quarter of 2011.

•	Diluted loss per share was RMB4.01 (US$0.64), compared with diluted loss per share of RMB4.06 in the fourth quarter of 2011 and diluted earnings per share of RMB3.45 in the first quarter of 2011.

•	Diluted loss per American Depositary Share (“ADS”) was RMB16.04 (US$2.55), compared with diluted loss per ADS of RMB16.24 in the fourth quarter of 2011 and diluted earnings per ADS of RMB13.78 in the first quarter of 2011. Each ADS represents four ordinary shares.

•	Non-GAAP net loss[2] in the first quarter of 2012 was RMB330.5 million (US$52.5 million), compared with non-GAAP net loss of RMB370.8 million in the fourth quarter of 2011 and non-GAAP net income of RMB336.6 million in the first quarter of 2011.

•	Non-GAAP basic and diluted loss per share in the first quarter of 2012 was RMB3.72 (US$0.59). Non-GAAP basic and diluted loss per ADS was RMB14.88 (US$2.36) in the first quarter of 2012.

“Business conditions continued to be challenging during the first quarter as demand and module average selling prices (‘ASPs’) remained weak due to economic uncertainty, especially in Europe, and a global oversupply of solar products,” commented Kangping Chen, JinkoSolar’s Chief Executive Officer. “Against this challenging background, we were able to increase our total product shipments and maintain positive margins despite rapidly declining ASPs by continuing to improve our operating efficiency and cost structure. However, we slightly missed guidance on module shipments as we adopted a conservative approach to the U.S. market and our strategic decision to decrease inventory resulted in a shortage of products for the European market when European demand rebounded unexpectedly in the first quarter of 2012.”

[1]	JinkoSolar defines “in-house gross margin” as the gross margin of PV modules produced using the Company’s in-house produced silicon wafers and solar cells.
[2]	JinkoSolar adjusts net loss to exclude 1) the expenses related to the issuance of convertible senior notes, 2) changes in fair value of convertible senior notes and capped call options, 3) interest expenses on the convertible senior notes, and 4) the exchange gains on the convertible senior notes and capped call options.

“We launched our WING series solar modules in May. We believe that our new modules offer a sleeker and more modern aesthetic and increase efficiency. The power output of a 60 high-efficiency cell solar module can reach up to 260W. We remain committed to providing our customers with the most competitive and cost-efficient products and we expect to market our new WING modules among our customers to further drive our module sales.”

“We continued to diversify beyond Western Europe into new emerging markets such as Eastern Europe, China, India and Japan. Sales in Eastern Europe were particularly strong this quarter. Project development continued to accelerate, most notably in China, where we saw not only sustainable growth, but strong government support. We believe that we will sustain our expansion in China, build on our strong reputation in project development and develop strong relationships for future projects. We aim to promote our project and EPC businesses together with our module sales. We expect to see substantial benefits from these projects starting in the second half of this year. Despite the U.S. government’s preliminary decision to levy countervailing and anti-dumping tariffs, we remain optimistic about our growing U.S.business. Further, we believe the impact of these tariffs on our overall business is limited as our U.S. business currently accounts for a fairly small portion of our overall sales.”

“Our reputation as one of the industry-leading solar module producers will continue to enhance our business prospects in China and across the world and facilitate our access to the capital markets. In April, we issued RMB300 million one year short-term bonds to refinance our existing debts.”

First Quarter 2012 Financial Results

Total Revenues

Total revenues in the first quarter of 2012 were RMB1.1 billion (US$168.3 million), representing a decrease of 11.5% from RMB1.2 billion in the fourth quarter of 2011, and a decrease of 50.5% from RMB2.1 billion in the first quarter of 2011. The sequential decrease was primarily due to a decrease in the Company’s ASPs as well as a decrease in the sales volume of the Company’s solar modules.

Gross Profit / (Loss) and Gross Margin

Gross profit in the first quarter of 2012 was RMB7.0 million (US$1.1 million), compared with gross loss of RMB52.3 million in the fourth quarter of 2011 and gross profit of RMB559.7 million in the first quarter of 2011. Gross profit during the first quarter of 2012 was impacted by a provision of RMB18.6 million (US$3.0 million) for preliminary U.S. countervailing and anti-dumping duties.

Gross margin was 0.7% in the first quarter of 2012, compared with negative 4.4% in the fourth quarter of 2011 and positive 26.2% in the first quarter of 2011. In-house gross margin relating to the Company’s in-house silicon wafer, solar cell and solar module production was 10.8% in the first quarter of 2012, compared with 5.8% in the fourth quarter of 2011 and 31.0% in the first quarter of 2011.

Gross margin and in-house gross margin improved from the fourth quarter of 2011, primarily due to reduced costs for our polysilicon and auxiliary materials and improvements in our operating efficiency, which was partially offset by the declines in the ASPs of the Company’s solar modules. Gross margin and in-house gross margin decreased from the first quarter of 2011 primarily due to the declines in the ASPs of the Company’s solar modules.

Income / (Loss) from Operations and Operating Margin

Loss from operations in the first quarter of 2012 was RMB306.0 million (US$48.6 million), compared with loss from operations of RMB316.1 million in the fourth quarter of 2011 and income from operations of RMB419.4 million in the first quarter of 2011. Operating margin in the first quarter of 2012 was negative 28.9%, compared with negative 26.4% in the fourth quarter of 2011 and positive 19.6% in the first quarter of 2011.

Total operating expenses in the first quarter of 2012 were RMB313.0 million (US$49.7 million), an increase of 18.7% from RMB263.8 million in the fourth quarter of 2011 and an increase of 123.0% from RMB140.3 million in the first quarter of 2011. The Company’s operating expenses represented 29.5% of its total revenues in the first quarter of 2012, representing an increase from 22.0% in the fourth quarter of 2011, and an increase from 6.6% in the first quarter of 2011. The sequential increase in operating expenses was primarily due to provisions for the advance to suppliers of RMB129.8 million (US$20.6 million) in the first quarter of 2012, which was partially offset by the impairment of goodwill of RMB45.6 million in the fourth quarter of 2011.

Excluding the provision for the advance to suppliers for the first quarter of 2012 and the impairment of goodwill for the fourth quarter of 2011, the operating expenses represented 17.3% of total revenues in the first quarter of 2012, a decrease from 18.2% in the fourth quarter of 2011 and an increase from 6.6% in the first quarter of 2011.

Interest Expense, Net

Net interest expense in the first quarter of 2012 was RMB58.8 million (US$9.3 million), an increase of 10.8% from RMB53.1 million in the fourth quarter of 2011, and an increase of 71.9% from RMB34.2 million in the first quarter of 2011. The sequential increase in net interest expense was primarily attributable to a decrease in interest income in the first quarter of 2012.

Foreign Currency Exchange Gain / (Loss)

Due to the appreciation of the Euro against the RMB during the first quarter of 2012, the Company recorded currency exchange gain of RMB28.8 million (US$4.6 million) in the first quarter of 2012, which was primarily due to exchange gain of RMB29.7 million (US$4.7 million), offset by a loss in fair value of forward contracts of RMB0.9 million (US$0.2 million).

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from change in fair value of convertible senior notes and capped call options of RMB18.4 million (US$2.9 million) in the first quarter of 2012.

Income Tax (Expense)/ Benefit

The Company did not recognize any income tax expenses in the first quarter of 2012 since the estimated annual effective tax rate for 2012 is zero. The Company recognized a tax benefit of RMB18.0 million in the fourth quarter of 2011 and income tax expense of RMB53.1 million in the first quarter of 2011.

Net Income / (Loss) and Earnings / (Loss) per Share and per ADS

Net loss in the first quarter of 2012 was RMB356.3 million (US$56.6 million), compared with a net loss of RMB366.6 million in the fourth quarter of 2011 and a net income of RMB336.6 million in the first quarter of 2011.

Basic and diluted loss per share was RMB4.01(US$0.64) in the first quarter of 2012. Basic and diluted loss per ADS was RMB16.04(US$2.55) in the first quarter of 2012.

Non-GAAP net loss in the first quarter of 2012 was RMB330.5 million (US$52.5 million), compared with non-GAAP net loss of RMB370.8 million in the fourth quarter of 2011 and non-GAAP net income of RMB336.6 million in the first quarter of 2011.

Non-GAAP basic and diluted loss per share in the first quarter of 2012 was RMB3.72(US$0.59). Non-GAAP basic and diluted loss per ADS was RMB14.88(US$2.36) in the first quarter of 2012.

Other Comprehensive Income

Beginning in the first quarter of 2012, in accordance with Accounting Standards Update 2011-05, the Company is presenting other comprehensive income and its components in the unaudited condensed consolidated Statement of Comprehensive Income. Other comprehensive income mainly consists of currency translation adjustments relating to translating some of our subsidiaries' financial statements from their functional currencies to our reporting currency, which is in the RMB.

Financial Position

As of March 31, 2012, the Company had RMB422.4 million (US$67.1 million) in cash and cash equivalents and restricted cash, compared with RMB580.0 million of cash and cash equivalents and restricted cash as of December 31, 2011.

As of March 31, 2012, RMB543.2 million (US$ 86.3 million) of short-term investment were held as collateral for issuance of letters of credit, guarantee or bank acceptance notes, compared with RMB448.4 million of short-term investment held as collateral for issuance of letters of credit, guarantee or bank acceptance notes as of December 31, 2011

Capital expenditures in the first quarter of 2012 were RMB94.3 million (US$15.0 million).

As of March 31, 2012, total short-term borrowings, including the current portion of long-term bank borrowings, were RMB2.4 billion (US$380.2 million), compared with RMB2.2 billion as of December 31, 2011. Total long-term borrowings were RMB172.5 million (US$27.4 million) as of March31, 2012, compared with RMB155.5 million as of December 31, 2011.

As of March 31, 2012, the Company’s working capital deficit was RMB893.1million (US$141.8 million), compared with a deficit of RMB1.03 billion as of December 31, 2011.

First Quarter 2012 Operational Highlights

Solar Product Shipments

Total solar product shipments in the first quarter of 2012 were 249.0MW, including 80.1MW of silicon wafers, 11.8MW of solar cells and 157.1MW of solar modules. By comparison, total shipments for the fourth quarter of 2011 were 227.0 MW, consisting of 41.0 MW of silicon ingots and wafers, 16.9 MW of solar cells and 169.1 MW of solar modules.

Capacity Expansion of Solar Products

In the first quarter of 2012, the Company’s in-house annual silicon ingot and wafer, solar cell and solar module production capacity remained at approximately 1,200 MW each as of March 31, 2012.

Recent Business Developments

•	In February 2012, JinkoSolar opened a new branch in Ontario, Canada. The newly opened office will serve as a centralized sales and delivery hub for the Canadian market.

•	In March 2012, JinkoSolar opened a new branch in Singapore. The Company views Singapore as a growing hub of solar energy research and development. The newly opened office will supervise sales, logistics, financing and project development and customer service across the country.

•	In April 2012, JinkoSolar issued unsecured one year short-term bonds with a principal amount of RMB300 million and a fixed annual interest rate of 6.3% that will mature on April 23, 2013.

•	In May 2012, JinkoSolar renewed its sponsorship for two more seasons with Valencia Club de Futbol, one of the top three football teams in Spain.

•	In May 2012, JinkoSolar was selected to supply 50MW by a state-owned renewable energy development company, GSHHSD, for a project located in northwest China.

Operations and Business Outlook

Second Quarter 2012 Guidance

Based on current operating and market conditions, JinkoSolar’s total solar module shipments for the second quarter of 2012 are expected to be approximately 200 MW to 240 MW and JinkoSolar’s in-house annual silicon ingot and wafer, solar cell and solar module production capacity are each expected to be approximately 1,200 MW by the end of 2012.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Wednesday, June 20, 2012 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-2475-0994
U.S. Toll Free:	+1-866-519-4004
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Daylight Time, June 27, 2012. The dial-in details for the replay are as follows:

International:	+61-2-8235-5000
Passcode:	84489975

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically integrated, cost efficient solar power product manufacturer based in Jiangxi Province and Zhejiang Province, with sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S., Queensland, Australia, Ontario, Canada, Bologna, Italy, Montpellier, France and Zug, Switzerland. As of March 31, 2012, JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of approximately 1,200MW each for silicon ingots and wafers, solar cells and solar modules. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market,including Italy, Germany, Belgium, Spain, the United States, France, Eastern Europe, China and other countries and regions.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States generally accepted accounting principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income (loss), non-GAAP earnings (loss)per share, non-GAAP earnings (loss) per ADS and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to convertible senior notes and capped call options:

●	Non-GAAP net income (loss) is adjusted to exclude the expenses relating to the issuance of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gains on the convertible senior notes and capped call options;

●	Non-GAAP earnings (loss) per share and non-GAAP earnings (loss) per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gains on the convertible senior notes and capped call options as well as incremental shares for assumed conversions of convertible senior notes; and

●	Non-GAAP diluted weighted average ordinary shares outstanding are adjusted to exclude incremental shares for assumed conversions of convertible senior notes.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Exchange Rate Information

The U.S. dollars (US$) amounts disclosed in this press release are presented solely for the convenience of the readers. Translations of amounts from RMB into U.S. dollars for the convenience of the readers were calculated at the certified exchange rate of US$1.00 = RMB6.2975 on March 30, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 30, 2012, or at any other date. The percentages stated are calculated based on RMB amounts.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5826-4939

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
(in thousands, except ADS and share data)

	For the quarter ended
	March 31, 2011	December 31, 2011	March 31, 2012
	RMB	RMB	RMB	USD
Revenues from third parties	2,137,976	1,167,324	990,450	157,277

Revenues from related parties	1,479	31,109	69,632	11,057

Total revenues	2,139,455	1,198,433	1,060,082	168,334

Cost of revenues	(1,579,753)	(1,250,708)	(1,053,050)	(167,217)

Gross profit/(loss)	559,702	(52,275)	7,032	1,117

Operating expenses:
Selling and marketing	(78,408)	(88,288)	(77,868)	(12,365)
General and administrative	(55,282)	(119,754)	(91,645)	(14,553)
Research and development	(6,649)	(10,112)	(13,653)	(2,168)
Provision for advance to suppliers	0	0	(129,843)	(20,618)
Goodwill impairment	-	(45,646)	-	-

Total operating expenses	(140,339)	(263,800)	(313,009)	(49,704)

Income/(loss) from operations	419,363	(316,075)	(305,977)	(48,587)
Interest expense, net	(34,158)	(53,093)	(58,814)	(9,339)
Subsidy income	1,969	4,897	284	45
Exchange gain/(loss)	4,655	(60,796)	29,730	4,721
Other income/(expense), net	32,090	(716)	(2,082)	(331)
Change in fair value of forward contracts	-	32,499	(972)	(154)
Change in fair value of convertible senior notes and capped call options	(34,260)	8,663	(18,423)	(2,925)
Income/(loss) before income taxes	389,659	(384,621)	(356,254)	(56,570)
Income tax (expense)/benefit	(53,067)	17,988	-	-
Net income/(loss)	336,592	(366,633)	(356,254)	(56,570)
Less: Net loss/(income) attributable to non-controlling interests	-	(17)	17	3

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	336,592	(366,616)	(356,271)	(56,573)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	3.54	(4.06)	(4.01)	(0.64)
Diluted	3.45	(4.06)	(4.01)	(0.64)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	14.16	(16.24)	(16.04)	(2.55)
Diluted	13.78	(16.24)	(16.04)	(2.55)

Weighted average ordinary shares outstanding:
Basic	95,106,052	90,358,034	88,786,920	88,786,920
Diluted	97,698,949	90,358,034	88,786,920	88,786,920

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Net income (loss)	336,592	-366,633	-356,254	-56,570
Other comprehensive income:

-Foreign currency translation adjustments	-	667	720	114

Comprehensive income (loss)	336,592	-365,966	-355,534	-56,456
Less: comprehensive income (loss) attributable to non-controlling interest	-	-17	17	3
Comprehensive income (loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	336,592	-365,949	-355,551	-56,459

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	336,592	(366,616)	(356,271)	(56,573)

Change in fair value of convertible senior notes and capped call options	-	(8,663)	18,423	2,925

4% of interest expense of convertible senior notes	-	7,877	7,751	1,231

Exchange gain on convertible senior notes and capped call options	-	(3,355)	(398)	(63)

Non-GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	336,592	(370,757)	(330,495)	(52,480)

Non-GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	3.54	(4.10)	(3.72)	(0.59)
Diluted	3.45	(4.10)	(3.72)	(0.59)

Non-GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	14.16	(16.40)	(14.88)	(2.36)
Diluted	13.78	(16.40)	(14.88)	(2.36)

Non-GAAP weighted average ordinary shares outstanding -
Basic	95,106,052	90,358,034	88,786,920	88,786,920
Diluted	97,698,949	90,358,034	88,786,920	88,786,920

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2011 (Note 1)	March 31, 2012
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	433,851	256,362	40,709
Restricted cash	146,175	166,041	26,366
Short-term investments	494,215	598,220	94,993
Accounts receivable, net - related parties	31,010	154,215	24,488
Accounts receivable, net - third parties	1,600,207	1,864,357	296,047
Notes receivable - related party	-	2,983	474
Notes receivable - third parties	17,280	6,029	957
Advances to suppliers - related parties	-	2,301	365
Advances to suppliers - third parties	208,104	249,633	39,640
Inventories	798,075	801,396	127,256
Forward contract receivables	64,955	40,139	6,374
Other receivables—related parties	691	2,485	395
Project assets	-	286,440	45,485
Prepayments and other current assets	813,910	418,702	66,487

Total current assets	4,608,473	4,849,303	770,036

Non-current assets:
Property, plant and equipment, net	3,840,799	3,541,090	562,301
Land use rights, net	368,043	366,360	58,175
Intangible assets, net	3,656	5,617	892
Advances to suppliers to be utilized beyond one year	209,631	47,600	7,559
Forward contract receivables-long term	-	1,042	165
Capped call option	16,408	22,834	3,626
Other assets	129,388	128,849	20,460

Total assets	9,176,398	8,962,695	1,423,214

LIABILITIES
Current liabilities:
Accounts payable - related party	35,888	112,025	17,789
Accounts payable - third parties	340,999	553,700	87,924
Notes payable	909,831	1,186,068	188,339
Accrued payroll and welfare expenses	176,648	170,101	27,011
Advances from third party customers	85,524	119,629	18,996
Income tax payables	32,884	30,546	4,850
Other payables and accruals	813,027	749,436	119,005
Other payables due to a related party	1,094	1,369	217
Forward contract payables	5,524	5,118	813
Bonds payable and accrued interest	1,039,635	418,867	66,513
Short-term borrowings from third parties, including current portion of long-term bank borrowings	2,200,032	2,394,119	380,170
Guarantee liabilities	1,500	1,375	218

Total current liabilities	5,642,586	5,742,353	911,845

Non-current liabilities:
Long-term borrowings	155,500	172,500	27,392
Accrued warranty costs – non-current	85,362	85,016	13,500
Convertible senior notes	387,777	412,237	65,460
Forward contract payables-long term	0	256	41

Total long term liabilities	628,639	670,009	106,393

Total liabilities	6,271,225	6,412,362	1,018,238

Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 89,435,058 and 88,740,778 shares issued and outstanding as of December 31, 2011 and March 31, 2012, respectively)	13	13	2
Additional paid-in capital	1,507,225	1,513,339	240,308
Statutory reserves	178,984	178,984	28,421
Accumulated other comprehensive (loss) income	(135)	585	93
Treasury stock, at cost; 1,028,920 and 1,723,200 shares of ordinary shares as of December 31, 2011 and March 31, 2012, respectively	(8,354)	(13,875)	(2,203)
Retained earnings	1,217,457	861,187	136,751

Total JinkoSolar Holding Co., Ltd. shareholders' equity	2,895,190	2,540,233	403,372

Non-controlling interests	9,983	10,100	1,604

Total liabilities and shareholders' equity	9,176,398	8,962,695	1,423,214

Note 1: The Condensed Consolidated Balance Sheet as of December 31, 2011 was derived from the audited consolidated financial statements.